Exhibit 99.1

Nova Minerals Finds Gold up to 141 g/t Au from Rock Samples at the Stibium Antimony-Gold Prospect on its Estelle Gold and Critical Minerals Project, in Alaska

Anchorage, Alaska, December 11, 2024 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to announce gold rock chip assay results from its 2024 exploration season confirming an extensive 800m long by 400m wide gold and antimony rich zone at its Stibium prospect, within its over 500km2 flagship Estelle Gold and Critical Minerals Project located in the Tintina Gold Belt in Alaska..

Highlights

●	Assay results for gold on the rock chip samples taken as part of the 2024 follow-up reconnaissance mapping and sampling program has now proven that the Stibium prospect is an extensive gold and antimony rich zone with grades up to 141 g/t Au and 60.5% Sb (ASX Announcement: 10 October 2023).

●	Seven samples greater than 20 g/t Au, and 16 samples greater than 5 g/t Au.

●	Best 2024 rock sampling results for gold at Stibium include (Table 1 and Figure 1):

●	141.0 g/t Au
●	64.7 g/t Au
●	62.3 g/t Au
●	42.8 g/t Au
●	34.8 g/t Au
●	29.1 g/t Au
●	22.3 g/t Au

●	Best 2024 rock sampling results for antimony previously reported at Stibium include (ASX Announcement: 20 November 2024 and Figure 2):

●	56.7% Sb
●	55.7% Sb
●	54.8% Sb
●	54.5% Sb
●	46.2% Sb
●	45.9% Sb
●	43.3% Sb

●	Samples from the initial discovery in 2023 measured up to 12.7 g/t Au and 60.5% (ASX Announcement: 10 October 2023).

●	The Stibium occurrence is hosted in quartz diorite intrusive rocks and hornfels sedimentary rock over an approximately 800m long by 400m wide zone, and remains open.

●	Awaiting further soil sample assay results for Stibium.

●	Results incoming on the remainder of the 2024 sampling, including further regional exploration from the broader RPM and Stoney areas.

Nova CEO, Mr Christopher Gerteisen commented: “We are delighted to now report both high-grade antimony and gold at the Stibium prospect. Both antimony and gold are currently at record high prices and continuing on a clear upward trajectory, potentially marking the beginnings of a bull market for both. This is an exciting time for the Company with the Estelle Gold and Critical Minerals project in the right place, at the right time, with the right commodities.”

Nova Head of Exploration, Mr Hans Hoffman commented: “As we have stated in the past, we were looking for gold and the antimony found us, but in the case with Stibium in 2024, we were delineating the impressive antimony discovery from 2023, and it looks like the gold found us. These high-grade gold and antimony values occur over approximately 200m of vertical relief which makes Stibium a top drill target for 2025.”

2024 Exploration Mapping and Sampling Program Results

During the 2024 field season Nova’s Head of Exploration, Mr. Hans Hoffman, continued the surface exploration mapping and sampling program across the Estelle claim block with a particular focus on following up results at prospects identified in the 2023 season. 511 soil samples, 225 rock samples, and approximately 5 tons of bulk sample material were collected across the property (Figure 3).

As a result of that program, and reported to date:

●	Assay results from soil and rock chip samples from the Styx prospect identified high-grade antimony (Sb) and gold in outcrop, with grades up to 54.1% Sb and 9.8 g/t Au (ASX Announcement: 22 November 2023).

●	Assay results from soil and rock chip samples collected from the Muddy Creek prospect, with a high of 128.5 g/t Au, have extended the high-grade gold mineralization zone by a further 400m to 800m in length now. Muddy Creek is considered to be one of the most impressive gold anomalies on the claim block to date (ASX Announcement: 27 November 2024).

●	Assay results for antimony from rock samples collected at the Stibium prospect have been received and identified an 800m long by 400m wide antimony rich zone with results of up to 56.7% Sb and 11 samples grading > 30% Sb (ASX Announcement: 5 December 2024), and

Assay results for gold from rock samples collected at the Stibium prospect have now been received and show the previously identified 800m long by 400m wide zone is rich in both gold and antimony with gold results of up to 141 g/t Au and seven samples greater than 20 g/t Au, as reported in this announcement.

Further results from the soil and rock chip samples taken from across the project area in 2024 will be reported once received and processed.

400m
800m
1.3
TKqd
Kh
1.1
Stibium
34.8
3.8
5.6
1.4
1.2
1.5
TKqd
TKqd
1.3
141.0
42.8
3.0
17.6
17.4
12.9
12.7
29.1
18.1
62.3
42.8
22.3
12.7
5.3
12.9
8.7
17.4
16.3
3.2
64.7
8.0
1.3
17.6
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
TKqd - quartz diorite
Kh - hornfels
NOVA MINERALS
Gold
Stibium - 2024
0 50 100 150 200 m
Figure:
1

Figure 1. Stibium gold rock sample results (2023 sampling shown as transparent)

400m
800m
32.6%
TKqd
Kh
35.3%
34.9%
46.2%
43.3%
Stibium
54.5%
32.7%
56.7%
TKqd
4.3%
54.8%
TKqd
19.3%
19.1%
45.9%
55.7%
60.5%
2.11%
2%
2%
2.8%
2.11%
2.8%
2%
2%
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Sb_ppm
0 - 5
5 - 100
100 - 500
500 - 1000
1000 - 10000
>1%
TKqd - quartz diorite
Kh - hornfels
NOVA MINERALS
Antimony
Stibium - 2024
0 50 100 150 200 m
Figure:
2

Figure 2. Stibium antimony rock sample results (2023 sampling shown as transparent)

490000
500000
510000
6880000
6870000
6860000
6850000
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
E397197
Rocks
Soils
Area covered in this announcement
NOVA MINERALS
2024 Reconnaissance
Estelle Project
0
2.5
5 km
Figure:
3

Figure 3. Estelle property map showing the sampling program undertaken in 2024

Stibium Surface Sampling

Field crews conducted an extensive surface sampling program over the Stibium area in 2024 which specifically targeted gold and stibnite, which is the primary ore source for antimony. A total of 80 rock samples were collected, 7 of which were greater than 20 g/t Au, including a high of 141 g/t Au. 180 soil samples were also collected from the area, with assay results still outstanding for both gold and antimony. The Stibium occurrence is hosted in quartz diorite intrusive rocks and hornfels sedimentary rock over an approximately 800m long by 400m wide zone, and remains open.

Table 1 provides a summary of the gold and antimony grades in all rock samples greater than 5 g/t Au..

Sample ID	Sub-type	Au g/t	Sb %	Easting	Northing
E406672	Outcrop vein	141.0	0.7	512316	6869995
E406925	Outcrop vein	64.7	0.6	512421	6869953
E406780	Outcrop vein	62.3	0.0	512448	6869828
E406902	Sub-crop vein	42.8	0.2	512410	6869970
E406910	Sub-crop vein	34.8	0.1	512499	6870171
E406923	Outcrop vein	29.1	0.0	512456	6869843
E406901	Composite chip	22.3	0.0	512413	6869965
E406779	Talus high-grade	18.1	0.6	512468	6869843
E406756	Composite chip	17.6	0.1	512416	6869950
E406762	Composite chip	17.4	0.0	512416	6869956
E406760	Composite chip	16.3	2.0	512416	6869954
E406926	Outcrop high-grade	12.9	2.8	512415	6869958
E406761	Composite chip	8.7	0.1	512416	6869955
E406758	Composite chip	8.0	2.0	512416	6869952
E406807	Float high-grade	5.6	54.8	512554	6870099
E406763	Outcrop vein	5.3	0.5	512414	6869959

Table 1. Top gold rock sample results at Stibium

A 2,500kg bulk sample was collected at the location of the inset shown in Figures 1 and 2 above (ASX Announcement: 10 September 2024 and 5 December 2024). This sample was collected in a hydrothermal breccia hosted in hornfels near the contact with a quartz diorite. A total of 8 rock chip samples were collected over a 3.5m wide zone which is representative of the bulk sample material (Insets in Figures 1 and 2, and Figure 3) returning a high of 17.6 g/t Au with an average composite grade of 10.3 g/t Au and 0.5% Sb, as evidenced in Table 2 below. It should be noted that the location for the bulk sample was selected from geological observations indicating the coincidence of antimony with high-grade gold which has been proven in the assay results. Zones of more intense Stibnite veining yielding significantly higher antimony grades up to 56.7% Sb were later identified across the prospect area (Figure 2). The company plans to collect further bulk samples from these additional high-grade antimony zones.

Sample ID	Easting	Northing	From	To	Au g/t	Sb %
E406755	512416	6869949	0.0	0.6	0.1	0.2
E406756	512416	6869950	0.6	1.1	17.6	0.1
E406757	512416	6869951	1.1	1.4	1.3	0.1
E406758	512416	6869952	1.4	1.6	8.0	2.0
E406759	512416	6869953	1.6	1.8	3.2	0.8
E406760	512416	6869954	1.8	2.3	16.3	2.0
E406761	512416	6869955	2.3	2.8	8.7	0.1
E406762	512416	6869956	2.8	3.5	17.4	0.0

Table 2. Stibium composite chip sample results – 3.5m at 10.3 g/t Au and 0.5%Sb

Figure 4. Stibium composite chip and bulk sample location – 3.5m at 10.3 g/t Au and 0.5%Sb

Sample E406756 (17.6 g/t Au) was the second sample collected in the composite chip sample through the hydrothermal breccia zone shown above. Figure 5 below shows a similar style of mineralization found 130 meters to the south in samples E406779 (18.1 g/t Au, 0.6% Sb) and E406780 (62.3 g/t Au). Mapping the extent of the hydrothermal breccia was difficult due to the nature of the terrain, but 2025 drilling will seek to intercept these gold-rich structures.

Figure 5. Samples E406756 (17.6 g/t Au, 0.1% Sb), E406779 (18.1 g/t Au, 0.6% Sb) and E406780 (62.3 g/t Au)

The 3D Vrify decks on the company’s website will be updated with the 2024 surface sampling exploration results when all the assays for the soil and rock chip samples taken across the entire Estelle Gold and Critical Minerals Project have been received back from the laboratory.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196